

Mail Stop 3233

September 25, 2015

Via Email
Mr. Robin N. Lowe
Chief Financial Officer
Altisource Residential Corporation
402 Strand Street
Frederiksted, USVI 00840-3531

> **Re:** **Altisource Residential Corporation**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 001-35657**

Dear Mr. Lowe:

We have reviewed your July 31, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2015 letter.

Metrics Affecting Our Consolidated Results, page 41

1.   We note your response to comment 4. In future filings, please disclose an estimate of the range of time it typically takes to convert acquired loans into REO or tell us why you believe it is not material.

Securitizations, page 49

2.   We note your response to comment 8 of our letter. Please advise us how and by whom the properties that secure the obligations under the securitizations are selected. Additionally, please advise us whether there are material differences in the

characteristics of the properties that secure the obligations under the securitizations and your overall portfolio.

Non-GAAP measures – Estimated REIT taxable income, page 54

3.   We note your response to comment 9 and proposed revisions. In future filings, please also include a statement disclosing the reasons why you believe that presentation of Estimated REIT taxable income provides useful information to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K.

Note 2. Summary of significant accounting policies

Residential Properties, page F-12

4.   We note your response to comment 12. As previously requested, please revise your disclosure to discuss any adjustments you make to brokers' valuation of real estate. For instance, describe what happens upon completion of any supplemental analytics performed and/or follow up discussions with third-party providers. In addition, please expand upon how you derive your observations of market values and expand upon the nature of the supplemental analytics performed. Further, in cases where you've established thresholds to identify exceptions, please revise to define what is considered an established threshold. Additionally, please tell us how often the BPO values differ beyond the established threshold. Please provide us an example of your proposed disclosure.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities